Exhibit 99.41

Quest Uranium Corporation
QUEST URANIUM CORPORATION CHANGES NAME TO QUEST RARE
MINERALS LTD.
Toronto, April 23, 2010 — Quest Uranium Corporation (“Quest”) (TSX-V : QUC) is pleased to announces that its corporate name has been changed to Quest Rare Minerals Ltd. Effective Monday April 26, 2010, the common shares of Quest Uranium Corporation will commence trading on the TSX Venture Exchange under the new corporate name Quest Rare Minerals Ltd.. The new trading symbol of Quest will be “QRM”. Quest changed its name so that the corporate name better reflects the business carried on by the corporation. The name change was approved by the shareholders at the annual and special meeting of shareholders of Quest held in Toronto on April 20, 2010.
Shareholders do not need to do anything with respect to their share certificates in the name of “Quest Uranium Corporation”. However, shareholders may exchange their “Quest Uranium Corporation” share certificates for new certificates in the name of “Quest Rare Minerals Ltd.” with Computershare Investor Services Inc., on a one-for-one basis, at any time.
“The new corporate name is a strong reflection of the significant evolution that Quest has experienced over the past 12-months,” said Peter Cashin, President and Chief Executive Officer. “The world-class Strange Lake and budding Misery Lake deposit discoveries made by Quest’s experienced exploration team in 2009 aims to meet the insatiable global appetite for REE for the new and expanding green technologies sector. We look forward to an exciting future as one of the leaders in the rare earth exploration sector.”
About Quest Uranium
Quest Uranium Corporation is a Canadian-based, exploration company focused on the identification and discovery of new world-class Rare Earth deposit opportunities. The Corporation is publicly-listed on the TSX Venture Exchange as “QUC” and is led by a highly-respected management and technical team with a proven mine-finding track record. Quest is currently advancing several high-potential projects in Canada’s premier exploration areas: the Strange Lake area of northeastern Québec, the Kenora area of northwestern Ontario and the Plaster Rock area of northwestern New Brunswick. Quest’s 2009 exploration led to the discovery of a significant new Rare Earth metal deposit, the B-Zone, on its Strange Lake property in northeastern Québec. The Corporation is currently completing a 43-101 Resource Estimate and Metallurgical study as part of an on-going economic evaluation of the deposit. Quest continues to pursue high-value project opportunities throughout North America.
For further information please contact:
Peter J. Cashin
President & CEO
Tel: (416) 916-0777 or 1-887-916-0777
Fax: (416) 916-0779
E-mail: info@questrareminerals.com
URL: www.questrareminerals.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release